Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

   On April 12, 2000, NiSource Inc. and Columbia Energy Group announced that they have filed a joint application with the Federal Energy Regulatory Commission seeking necessary approvals of their planned merger under the Federal Power Act. The following is a transcript of the press release issued on April 12, 2000:


                                PRESS RELEASE
                               April 12, 2000


   [NiSource logo]                           [Columbia Energy Group logo]


   NEWS RELEASE

                  Contacts:

                            Media
                            -----
                            NiSource - Sally A. Anderson (219) 647-6203
                            Columbia - R.A. Rankin, Jr. (703) 561-6044

                            Investor Relations
                            ------------------
                            NiSource - Dennis Senchak (219) 647-6085
                            Columbia - Thomas L. Hughes (703) 561-6001

        NISOURCE, COLUMBIA ENERGY GROUP SEEK FERC APPROVAL OF MERGER
                 JOINT PETITION REQUESTS DECISION BY JULY 31

        MERRILLVILLE, Ind., and HERNDON, Va. (April 12, 2000)--NiSource Inc. (NYSE: NI) and Columbia Energy Group (NYSE: CG) today announced they have filed a joint application with the Federal Energy Regulatory Commission (FERC) seeking necessary approvals of their planned merger under the Federal Power Act (FPA).

        The NiSource/Columbia merger satisfies the requirements of the FPA and the standards defined in the FERC's Merger Policy Statement in that it will not adversely affect competition, impair the effectiveness of regulation, or cause increases in the rates paid by wholesale electric or transmission customers, according to the filing. The joint application requests a decision by July 31, a time period consistent with other recent FERC merger approvals under the FPA.

        The NiSource/Columbia transaction, announced February 28, is expected to close by the end of the year. The combined company will serve more than 4.1 million customers primarily located in nine states. Its operations will span the high-growth energy corridor

                                   -more-



                   NiSource/Columbia Seek FERC Approval--2


   extending from the Gulf of Mexico to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.

        "Today's filing is our next step toward creating a super-regional enterprise with access to strategic and operational opportunities that would not be available to us as separate companies," said Gary L. Neale, NiSource chairman, president and chief executive officer. "Together, we will have three elements that are key to success in the increasingly deregulated and competitive energy marketplace: increased size, scope and scale; access to strategic geographic markets, and a broad range of complementary assets."

        Oliver G. Richard III, chairman, president and chief executive officer of Columbia Energy Group, said, "We are enthusiastic about the value the merger will bring to our shareholders, customers and the communities we serve. The combination provides a powerful platform for growth."

        The principal subsidiary of NiSource that is subject to FERC jurisdiction under the FPA is Northern Indiana Public Service Company (NIPSCO).

        NIPSCO generates and distributes electricity to about 426,000 customers in 30 counties in northern Indiana, owns and operates four coal-fired generating stations, two hydroelectric generating plants and four gas-fired combustion turbine generating units, providing a total system net capability of 3,392 megawatts. NIPSCO's electric retail rates and services in Indiana will continue to be regulated by the Indiana Utility Regulatory Commission following the merger, according to the filing.

        The only Columbia subsidiary subject to FPA jurisdiction is Columbia Energy Power Marketing (CEPM) Corporation.

        The NiSource/Columbia application gives an independent analysis of the potential competitive impacts of their proposed merger by an economic expert. The analysis concludes that combining the companies will not adversely impact competition in any relevant product and geographic markets.

        Current FERC and state regulatory jurisdiction over the companies' subsidiaries also will remain unchanged following the merger, according to the filing.

        NiSource is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at http://www.nisource.com.

                                   -more-



                   NiSource/Columbia Seek FERC Approval--3


        Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with assets of approximately $7 billion. Its operating companies engage in virtually all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. More information about Columbia is available on the Internet at http://www.columbiaenergygroup.com.

                                     ###

             This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants, and the actions of the federal and state regulators.

             Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

             NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders are able to receive the final joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, from NiSource at its web site, http://www.nisource.com, or from Columbia at its web site, http://www.columbiaenergygroup.com. Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interest, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc. or the Secretary of Columbia Energy Group at the respective addresses listed above.